Exhibit 99.2

Auris Medical Holding AG

Invitation to the Extraordinary General Meeting of Shareholders

on 12 March 2018 in Zug

(English agenda starting from page 2 et seq.)

Auris Medical Holding AG

Einladung zur Ausserordentlichen Generalversammlung

am 12. März 2018 in Zug

(Deutscher Einladungstext auf Seite 7 ff.)

Invitation to the Extraordinary General Meeting of Shareholders of

Auris Medical Holding AG

Date:	12 March 2018, 8.30am CET (doors open at 8:00am CET)

Place:	Theater Casino Zug, Artherstrasse 2-4, 6300 Zug, Switzerland

Agenda

1	Conditional Agenda item: Approval of the merger between Auris Medical Holding AG (as transferring entity) and Auris Medical NewCo Holding AG (as surviving entity) according to the terms and conditions set forth by the merger agreement dated 9 February 2018 and based on the interim balance sheet of Auris Medical Holding AG as of 30 September 2017

Preliminary Remarks: On 1 March 2017, the Company announced that it had received written notification from The Nasdaq Stock Market LLC (Nasdaq) notifying the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of USD 1.00 per share. If the Company fails to regain compliance within a certain (extendable) period of time, it may become subject to delisting. Through 8 February 2018, the Company has not regained compliance with such minimum bid price requirement. On 7 February 2018, two trading days before the date of this invitation, the closing sale price of the Company’s shares was below USD 1.00 per share. To regain compliance, the Company's shares must have a closing bid price of at least USD 1.00 for a minimum of 10 consecutive trading days. The Company has until 26 March 2018 to regain compliance. In the first quarter of 2018, the Company expects to receive top-line Phase 3 results on Keyzilen® (TACTT3) for acute inner ear tinnitus. Depending on the outcome of such results, the closing bid prices of the Company's trading shares may reach the necessary USD 1.00 level and compliance may be regained. However, the outcome of the TACTT3 study 3 results and the effect on the share price, respectively, cannot be predicted at this stage. Therefore, the Board of Directors seeks approval to effect a statutory reverse merger of the Company into Auris Medical NewCo Holding AG (to be renamed later Auris Medical Holding AG) (Auris NewCo), a newly incorporated, Swiss subsidiary currently wholly owned by the Company, as the continuing company (the Merger), whereby, upon effectiveness of such Merger, the Company will be merged into and with Auris NewCo, which will be the surviving company and will have a share capital of CHF 122,347.76, divided into 6,117,388 registered shares with a nominal value of CHF 0.02 each (subject to changes/adjustments, as described below under “Information available for inspection”). For each 10 shares in today’s Auris Medical Holding AG with a nominal value of CHF 0.40 each, 1 new share with a nominal value of CHF 0.02 in Auris NewCo will be issued and allocated, effectively resulting in a “reverse share split” at a ratio of 10-for-1 through such Merger. Thomas Meyer, CEO and founder of the Company, has committed – for no consideration – to provide the other shareholders from his own holdings with the number of shares required in connection with such reverse stock split to enable the allocation of a full number of shares to avoid allocation of fractions. The record date for the relevant shareholding is expected to be the last trading day before the date of the registration of the Merger with the Commercial Register (which is expected to occur on or around 12 March 2018).

Conditional Agenda Item: Agenda Item 1 is a conditional Agenda Item. A vote on Agenda Item 1 will be conducted if the Company has not regained compliance with Nasdaq's minimum bid price requirement prior to the General Meeting. If the closing price of the Company's shares has been at least equal to USD 2.00 for a minimum of 10 consecutive trading days ending immediately prior to the General Meeting, then the Board of Directors shall withdraw Agenda Item 1 and there shall be no vote. In all other cases, the Board of Directors will decide as to whether the General Meeting shall vote on Agenda Item 1. In case of a withdrawal of Agenda Item 1 by the Board of Directors, the General Meeting will be cancelled and all submitted proxies will be annulled. Any decision to cancel the General Meeting by the Board of Directors will be publicly announced immediately prior to the scheduled date of the General Meeting.

Motion of the Board of Directors:

The Board of Directors proposes that the shareholders approve the merger between the Company (as transferring entity) and Auris Medical NewCo Holding AG (as surviving entity) according to the terms and conditions set forth by the merger agreement dated 9 February 2018 and based on the interim balance sheet of the Company as of 30 September 2017.

Information available for inspection: Since 9 February 2018, the following documents (the Merger Documentation) have been available for inspection at the Company’s as well as at Auris NewCo’s principal offices at Bahnhofstrasse 21, 6300 Zug, Switzerland, and are available for download in the “Investors” section of our website (www.aurismedical.com): (i) the merger agreement dated 9 February 2018, (ii) the Swiss merger report within the meaning of art. 14 of the Swiss Federal Act on Merger, Demerger, Conversion and Transfer of Assets, and Liabilities (the Swiss Merger Act) dated 9 February 2018, (iii) the audit expert report pursuant to art. 15 of the Swiss Merger Act dated 9 February 2018 prepared by Treureva AG, (iv) the interim audited statutory financial statements of the Company as of 30 September 2017, (v) the opening statutory balance sheet of Auris Medical NewCo Holding AG dated 30 January

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2018, (vi) the annual accounts and management reports for the last three business years of the Company. All of these documents will have been available for inspection for a period of at least 30 days until 12 March 2018. Note that the figures/numbers mentioned herein relating to the share capital, the number of shares issued and the nominal value of the shares in Auris NewCo remain subject to changes/adjustments to reflect possible increases in the Company’s share capital as a result of any exercised options/warrants issued by the Company.

Information regarding conditional consummation of the Merger: Under the merger agreement dated 9 February 2018, the consummation of the Merger is subject to the following specific condition which applies if Agenda Item 1 has been approved by the General Meeting: If the Company has not regained compliance with Nasdaq's minimum bid price requirement immediately prior to a time yet to be determined by the Board of Directors (which shall be within five business days after the conclusion of the General Meeting), then, following the approval of the Merger by Auris NewCo’s General Meeting, the Merger shall be consummated and filed with the competent Commercial Register. If the closing price of the Company's shares has been at or above USD 2.00 for a minimum of 10 consecutive trading days ending immediately prior to the time yet to be determined by the Board of Directors (which shall be within five business days after the conclusion of the General Meeting), then the Board of Directors shall not consummate the Merger and, accordingly, Auris NewCo’s General Meeting will not vote on the Merger. In all other cases, the Board of Directors shall resolve within five business days after the conclusion of the General Meeting as to whether it will consummate the Merger. In case the Merger shall be pursued, Auris NewCo’s General Meeting shall vote on the Merger, and the Merger shall be filed with the Commercial Register. The Board of Directors shall issue a press release in connection with its respective resolution in due course following the General Meeting.

Technical Implementation of the Merger: The Company anticipates that the shares of the continuing company (Auris Medical NewCo Holding AG, to be renamed “Auris Medical Holding AG” in the course of the Merger) will be listed on the Nasdaq Capital Market following the effectiveness of the Merger under the trading symbol “EARS.” The Company’s transfer agent, American Stock Transfer & Trust Company, LLC (AST), is the exchange agent for the Merger. Shareholders owning shares via a broker or other nominee will have their positions automatically adjusted to reflect the Merger and the reverse share split resulting from such Merger. Following the consummation of the Merger, the shares will begin trading on the Nasdaq Capital Market on a split-adjusted basis on or around 13 March 2018. The new CUSIP number for the common stock following the Merger will be made publicly available in advance of the first trading day.

2*	Discharge of liability for the members of the Board of Directors and the persons entrusted with the Company’s management

The Board of Directors proposes that the discharge of liability for the members of the Board of Directors and the persons entrusted with the Company’s management for the 2017 financial year as well as for the 2018 financial year (until the date of the General Meeting) be approved.

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3*	Compensation of the Board of Directors and the Executive Management

3.1*	Approval of the Compensation of the Board of Directors

The Board of Directors proposes that the maximum aggregate amount of compensation of CHF 400,000 (gross) for the members of the Board of Directors for the period from this General Meeting to the 2019 Annual General Meeting be approved.

3.2*	Approval of the Compensation of the members of the Executive Management Committee for the 2019 financial year

The Board of Directors proposes that the maximum aggregate amount of fixed compensation of CHF 3,000,000 (gross) for the members of the Executive Management Committee for the 2019 financial year be approved.

4*	Elections to the Board of Directors and Re-election of the Chairman

The Board of Directors proposes the:

4.1*	-Re-election of Thomas Meyer as member and as Chairman of the Board of Directors

4.2*	-Re-election of Armando Anido as member of the Board of Directors

4.3*	-Re-election of Mats Blom as member of the Board of Directors

4.4*	-Re-election of Calvin W. Roberts as member of the Board of Directors

4.5*	-Election of Alain Munoz as member of the Board of Directors in each case for a term of one year ending upon completion of the 2019 Annual General Meeting.

5*	Elections to the Compensation Committee

The Board of Directors proposes the:

5.1*	-Re-election of Armando Anido as member of the Compensation Committee

5.2*	-Election of Alain Munoz as member of the Compensation Committee for a term of one year ending upon completion of the 2019 Annual General Meeting.

6*	Re-Election of the Auditors

The Board of Directors proposes the re-election of Deloitte AG as auditors for the 2018 financial year.

7*	Re-Election of the Independent Proxy

The Board of Directors proposes the re-election of Sandro G. Tobler, attorney-at-law, Zug, as independent proxy for a term of one year ending upon completion of the 2019 Annual General Meeting.

* General Comment: The extraordinary general meeting will not take place and, accordingly, no vote on Agenda Items 2–7 will be conducted, in case of a withdrawal of Agenda Item 1 (see above). Any decision by the Board of Directors to cancel the meeting will be publicly announced immediately prior to the scheduled date of the General Meeting. The Board of Directors would thereafter invite for an Ordinary General Meeting. In case of a vote on (and approval of) Agenda Item 1 (Merger), the voting on Agenda Items 2–7 shall be conducted, and the results on Agenda Items 3–7 shall be implemented, subject to the consummation of the Merger, correspondingly at the level of Auris NewCo; the respective resolutions would be adopted by the separate General Meeting of Auris NewCo immediately prior to the registration of the Merger in accordance with the votes received from the General Meeting.

Zug, 9 February 2018

For the Board of Directors

// Thomas Meyer, Chairman and CEO

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Organizational Matters

A.	Documentation

The Merger Documentation, the Compensation Report for the 2017 financial year as well as the corresponding Auditor’s report are available for download in the “Investors” section of our website (www.aurismedical.com).

B.	Invitation and Attendance

Shareholders registered in the share ledger maintained by our transfer agent, American Stock Transfer & Trust Company, LLC, at 4pm EDT on 5 March 2018 are entitled to participate in and vote at the General Meeting. On 12 February 2018, the invitation and proxy form will be mailed to all holders of record as at 9 February 2018. Shareholders registered after 9 February 2018 will receive their invitation after 12 February 2018.

If you wish to attend the General Meeting in person, you will be required to present the enclosed proxy form and a valid government issued proof of identification.

C.	Representation

Shareholders of record, who do not attend the General Meeting in person, may:

(a)       grant a proxy to the independent proxy, Sandro Tobler, attorney at law, Schnurren¬berger, Tobler, Gnehm & Partner, Alpenstrasse 2, 6300 Zug, Switzerland, in writing or electronically (see instruction on the proxy form); or

(b)       grant a proxy in writing to another shareholder or other third party.

Proxies to the independent proxy must be received by the independent proxy or by Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood NY11717, USA, no later than 4pm EDT on 7 March 2018. Proxies received after such time will not be considered.

To vote electronically, go to proxyvote.com and follow the instructions. You will need a 12-digit control number that is included on your proxy form. Electronic instructions must be received no later than 4pm EDT on 8 March 2018.

Shareholders that have granted a proxy to the independent proxy may not vote their shares at the General Meeting.

D.	Registration as a shareholder with voting rights / No Trading Restrictions

Instructions on how a “street name” holder may become a holder of record are available in the “Investors” section of our website (www.aurismedical.com). Between 4 pm EDT on 5 March 2018 and 4pm EDT on 12 March 2018 no shareholder will be registered as a shareholder of record in the Company’s share ledger. American Stock Transfer & Trust Company, LLC will continue to register transfers of shares in the share register in its capacity as transfer agent.

The registration of shareholders for voting purposes does not impact trading of Auris Medical shares held by registered shareholders before, during or after the General Meeting.

E.	“Street Name” Holders

“Street name” holders hold their shares through a bank, brokerage firm or other nominee. The record date for “street name” holders is 9 February 2018. “Street name” holders should follow the instructions provided by their bank, broker or nominee when voting their shares. “Street name” holders who wish to vote in person at the General Meeting must obtain a signed proxy from the organization that holds their shares entitling them to represent and vote the shares at the General Meeting. The proxy must be presented at the entrance together with a government issued proof of identification.

“Street name” holders who have not obtained a proxy from their broker or custodian are not entitled to vote in person or participate in the General Meeting.

F.	Additional Information

The Company’s current share capital amounts to CHF 24,469,555.60, divided into 61,173,889 registered shares with a nominal value of CHF 0.40 each. Following the Merger, the share capital of the surviving company (Auris Medical NewCo Holding AG, then renamed Auris Medical Holding AG) will be CHF 122,347.76, divided into 6,117,388 registered shares with a nominal value of CHF 0.02 each (subject to changes/adjustments, as described above under “Information available for inspection”). The Company’s current authorized share capital amounts to CHF 2,122,326.00, allowing for the issuance of up to 5,305,815 registered shares with a nominal value of CHF 0.40 each until 13 April 2019. Following the Merger, the authorized share capital of the surviving company will be CHF 61,000.00, allowing for the issuance of up to 3,050,000 registered shares with a nominal value of CHF 0.02 each until 29 January 2020. The Company’s conditional capital (for financing purposes), as per the current articles of association of the Company, amounts to CHF 6,260,000.00, allowing for the issuance of up to 15,650,000 registered shares with a nominal value of CHF 0.40 each. Following the Merger, the conditional capital (for financing purposes) of the surviving company will be CHF 42,700.00, allowing for the issuance of up to 2,135,000 registered shares with a nominal value of CHF 0.02 each (subject to changes/adjustments). The Company’s conditional capital (for equity incentive plans), as per the current articles of association of the Company, amounts to CHF 2,600,000.00, allowing for the issuance of up to 6,500,000 registered shares with a nominal value of CHF 0.40 each. Following the Merger, the conditional capital (for equity incentive plans) of the surviving company will be CHF 18,300.00, allowing for the issuance of up to 915,000 registered shares with a nominal value of CHF 0.02 each.

In connection with the contemplated Merger, the Swiss Federal Tax Administration has taken the position (on the basis of a tax ruling) that, as a result of the Merger and the resulting decrease in the nominal value of the shares, the Capital Contribution Reserves of the surviving company must be partially reduced and the relevant amount reallocated. The surviving company does not intend to make distributions in the foreseeable future, but if the position of the tax authorities were to prevail, it is likely that any distributions from the reallocated amount would be treated as taxable dividends for Swiss tax purposes. If the surviving company ever decides to declare dividends, it expects to challenge the view under the tax ruling.

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Questions:

Please contact Auris Medical at the address below:

Auris Medical Holding AG

Attn. Investor Relations

Bahnhofstrasse 21

6300 Zug, Switzerland

Phone: +41 41 729 71 94

investors@aurismedical.com

Translation

In case of discrepancies between the English version and the German original of this invitation, the wording of the German original prevails.

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Einladung zur Ausserordentlichen Generalversammlung

der Auris Medical Holding AG

Datum:	12. März 2018, 8:30 Uhr (Saalöffnung 8:00 Uhr)

Ort:	Theater Casino Zug, Artherstrasse 2-4, 6300 Zug, Schweiz

Traktanden

1	Bedingtes Traktandum: Genehmigung der Fusion zwischen der Auris Medical Holding AG (als übertragende Gesellschaft) und der Auris Medical NewCo Holding AG (als übernehmende Gesellschaft) gemäss den Bestimmungen des Fusionsvertrags vom 9. Februar 2018 und gestützt auf die Zwischenbilanz der Auris Medical Holding AG per 30. September 2017

Vorbemerkungen: Die Gesellschaft hat am 1. März 2017 bekanntgegeben, dass The Nasdaq Stock Market LLC (Nasdaq) die Gesellschaft schriftlich darüber informierte, wonach die Gesellschaft die Mindestangebotsregel gemäss Nasdaq Listing Rules für die Aufrechterhaltung der Kotierung am Nasdaq Capital Market nicht mehr einhält. Gemäss Nasdaq Listing Rule 5550(a)(2) müssen die Aktien einer Emittentin ein Mindestangebotspreis von USD 1.00 pro Aktie erfüllen. Sollte die Gesellschaft dieses Erfordernis während einer bestimmten (verlängerbaren) Frist nicht einhalten, kann es zu einer Dekotierung der Aktien kommen. Bis zum 8. Februar 2018 konnte die Regelkonformität nicht wieder hergestellt werden. Am 7. Februar 2018, dem zweitletzten Handelstag vor dem Datum dieser Einladung, lag der Schlusskurs bei unter USD 1.00 pro Aktie. Um die Regelkonformität wieder herzustellen, muss der Schlusskurs der Aktien der Gesellschaft für eine Dauer von mindestens 10 aufeinanderfolgenden Handelstagen wenigstens USD 1.00 betragen. Bis zum 26. März 2018 muss die Regelkonformität wieder hergestellt werden. Die Gesellschaft erwartet im ersten Quartal 2018 erste Schlüssel-Ergebnisse aus der Phase 3 Studie zu Keyzilen® (TACTT3) gegen akuten Innenohr Tinnitus. Je nach Studienausgang könnte der Schlusskurs der gehandelten Aktien der Gesellschaft an 10 aufeinanderfolgenden Handelstagen bei der erforderlichen Höhe von mindestens USD 1.00 liegen, womit die Regelkonformität wieder hergestellt wäre. Die Ergebnisse der TACTT3 Studie sowie deren Auswirkungen auf den Aktienkurs sind zum jetzigen Zeitpunkt jedoch nicht voraussehbar. Vor diesem Hintergrund ersucht der Verwaltungsrat die Zustimmung der Aktionäre der Gesellschaft, die Auris Medical Holding AG in die neu gegründete, von ihr zu 100% gehaltene Schweizer Tochtergesellschaft Auris Medical NewCo Holding AG (Auris NewCo) mittels gesetzlicher Absorptionsfusion zu fusionieren (die Fusion), wobei Auris NewCo (bei Eintragung der Fusion neu „Auris Medical Holding AG“ firmierend) die übernehmende Gesellschaft ist und ein Aktienkapital von CHF 122‘347.76, eingeteilt in 6‘117‘388 Namenaktien mit einem Nennwert von je CHF 0.02 aufweisen wird (vorbehältlich von Anpassungen/Adjustierung, vgl. unten unter „Information betreffend Einsichtsrecht“). Für jeweils 10 Aktien der heutigen Auris Medical Holding AG mit einem Nennwert von je CHF 0.40 wird 1 neue NewCo Aktie mit einem Nennwert von CHF 0.02 ausgegeben und zugeteilt, was einem Umtausch bzw. einer Zusammenlegung der Aktien im Verhältnis 10 zu 1 mittels der Fusion entspricht. Thomas Meyer, CEO und Gründer der Gesellschaft, hat sich ohne Gegenleistung dazu verpflichtet, aus seinem eigenen Bestand diejenige Anzahl Aktien zu verschaffen, die im Zusammenhang mit der Aktienzusammenlegung notwendig ist, damit eine vollständige Allokation neuer (Auris NewCo) Aktien ohne Bruchteile erfolgen kann. Als Stichtag für die jeweilige Beteiligung gilt der Aktienbestand per letztem Handelstag vor der Eintragung der Fusion im Handelsregister (welche voraussichtlich um den 12. März 2018 herum erfolgt).

Bedingte Traktandierung: Traktandum 1 ist bedingt traktandiert. Sollte die Regelkonformität betreffend Mindestangebotsregel durch die Gesellschaft vor der Generalversammlung nicht wieder hergestellt worden sein, erfolgt eine Abstimmung zu Traktandum 1. Sollte der Schlusskurs der Aktien der Gesellschaft für eine Dauer von 10 aufeinanderfolgenden Handelstagen unmittelbar vor der Generalversammlung bei mindestens USD 2.00 liegen, gilt Traktandum 1 als widerrufen und es erfolgt keine Abstimmung darüber. In allen anderen Fällen entscheidet der Verwaltungsrat, ob über Traktandum 1 abgestimmt wird. Eine allfällige Nichtdurchführung der Abstimmung hat zugleich zur Folge, dass die Generalversammlung abgesagt wird; alle eingereichten Vollmachten verlieren ihre Gültigkeit. Sollte der Verwaltungsrat die Generalversammlung absagen, würde dies unmittelbar vor dem geplanten Datum der Generalversammlung mittels Pressemitteilung öffentlich bekanntgegeben werden.

Antrag des Verwaltungsrates:

Der Verwaltungsrat beantragt, dass die Aktionäre die Fusion zwischen der Gesellschaft (als übertragende Gesellschaft) und der Auris Medical NewCo Holding AG (als übernehmende Gesellschaft) gemäss den Bestimmungen des Fusionsvertrags vom 9. Februar 2018 und gestützt auf die Zwischenbilanz der Gesellschaft per 30. September 2017 genehmigen.

Information betreffend Einsichtsrecht: Seit dem 9. Februar 2018 liegen die folgenden Dokumente (die Fusionsdokumentation) am Sitz der Gesellschaft sowie der Auris NewCo, jeweils Bahnhofstrasse 21, 6300 Zug, Schweiz, zur Einsicht auf (die Dokumente können zudem auf der Webseite der Gesellschaft (www.aurismedical.com) unter „Investors“ heruntergeladen werden): (i) Fusionsvertrag vom 9. Februar 2018, (ii) Fusionsbericht gemäss Art. 14 des Bundesgesetzes über Fusion, Spaltung, Umwandlung und Vermögensübertragung (FusG) vom 9. Februar 2018, (iii) Prüfungsbericht der Revisionsstelle gemäss Art. 15 FusG vom 9. Februar 2018, ausgestellt durch Treureva AG, (iv) geprüfter Zwischenabschluss der Gesellschaft per 30. September 2017, (v) Eröffnungsbilanz der Auris Medical NewCo Holding AG vom 30. Januar 2018, (vi) Jahresrechnungen sowie Lageberichte der Gesellschaft der letzten drei Geschäftsjahre. Diese Dokumente werden für mindestens 30 Tage bis zum 12. März 2018 zur Einsicht aufgelegt sein. Es ist zu beachten, dass sich die in dieser

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Einladung erwähnten Beträge/Zahlen betreffend das Aktienkapital, die Anzahl Aktien sowie der Nennwert der Aktien der Auris NewCo nach Massgabe möglicher Erhöhungen des Aktienkapitals der Gesellschaft als Folge von ausgeübten, durch die Gesellschaft ausgegebenen Optionen/Warrants ändern könnten bzw. entsprechend adjustiert werden.

Information betreffend bedingter Vollzug der Fusion: Der Vollzug der Fusion ist nach Massgabe des Fusionsvertrages vom 9. Februar 2018 wie folgt bedingt ausgestaltet, wobei diese besondere Bedingung im Fall einer Zustimmung zu Traktandum 1 der Generalversammlung zur Anwendung gelangt: Sollte die Regelkonformität betreffend Mindestangebotsregel durch die Gesellschaft bis zu einem vom Verwaltungsrat zu bestimmenden Zeitpunkt (der jedoch innerhalb von fünf Arbeitstagen nach Abschluss der Generalversammlung liegen muss) nicht wiederhergestellt worden sein, wird die Fusion unmittelbar nach der Zustimmung durch die Generalversammlung der Auris NewCo vollzogen und im Handelsregister zur Eintragung angemeldet. Sollte der Schlusskurs der Aktien der Gesellschaft für eine Dauer von 10 aufeinanderfolgenden Handelstagen unmittelbar vor dem vom Verwaltungsrat zu bestimmenden Zeitpunkt (der jedoch innerhalb von fünf Arbeitstagen nach Abschluss dieser Generalversammlung liegen muss) bei oder über USD 2.00 gelegen haben, wird die Fusion nicht vollzogen beziehungsweise die Generalversammlung der Auris NewCo wird nicht über die Fusion abstimmen. In allen anderen Fällen entscheidet der Verwaltungsrat innerhalb von fünf Arbeitstagen nach Abschluss der Generalversammlung mittels Beschluss, ob die Fusion vollzogen wird. Soll die Fusion vollzogen werden, wird die Generalversammlung der Auris NewCo über die Fusion abstimmen, und die Fusion wird im Handelsregister zur Eintragung angemeldet. Die jeweilige Entscheidung des Verwaltungsrats wird zeitnah nach der Generalversammlung mittels Pressemitteilung öffentlich bekanntgegeben.

Technische Umsetzung der Fusion: Die Gesellschaft geht aktuell davon aus, dass die Aktien der übernehmenden Gesellschaft (Auris Medical NewCo Holding AG, im Zuge der Fusion neu „Auris Medical Holding AG“ firmierend) nach Wirksamwerden der Fusion unter dem Handelssymbol "EARS" am Nasdaq Capital Market gehandelt werden. Der Exchange Agent der Gesellschaft, American Stock Transfer & Trust Company, LLC (AST), ist der Exchange Agent für die Fusion. Bei Aktionären, welche Aktien über einen Broker oder einen Nominee besitzen, wird die Beteiligung automatisch an die Fusion bzw. die sich aus der Fusion ergebende Zusammenlegung angepasst. Nach Wirksamwerden der Fusion wird die Aktie am Nasdaq Capital Market auf einer Fusions-/Zusammenlegung-adjustierten Basis um den 13. März 2018 herum gehandelt. Die neue CUSIP-Nummer wird vor dem ersten Handelstag öffentlich bekannt gemacht.

2*	Entlastung der Mitglieder des Verwaltungsrats und der mit der Geschäftsführung der Gesellschaft betrauten Personen

Der Verwaltungsrat beantragt, seinen Mitgliedern und den mit der Geschäftsführung beauftragten Personen für das Geschäftsjahr 2017 sowie für das Geschäftsjahr 2018 (bis zum Tag der Generalversammlung) die Entlastung zu erteilen.

3*	Vergütung des Verwaltungsrats und der Geschäftsleitung

3.1*	Genehmigung der Vergütung des Verwaltungsrats

Der Verwaltungsrat beantragt, den maximalen Gesamtbetrag der Vergütung der Mitglieder des Verwaltungsrats in der Höhe von CHF 400’000 (brutto) für den Zeitraum von dieser Generalver¬sammlung bis zur ordentlichen Generalversammlung 2019 zu genehmigen.

3.2*	Genehmigung der Vergütung der Geschäftsleitung für das Geschäftsjahr 2019

Der Verwaltungsrat beantragt, den maximalen Gesamtbetrag der fixen Vergütung der Mitglieder der Geschäftsleitung in der Höhe von CHF 3'000'000 (brutto) für das Geschäftsjahr 2019 zu genehmigen.

4*	Wahlen in den Verwaltungsrat und Wiederwahl des Präsidenten

Der Verwaltungsrat beantragt die:

4.1*	-Wiederwahl von Thomas Meyer als Mitglied und als Präsident des Verwaltungsrats

4.2*	-Wiederwahl von Armando Anido als Mitglied des Verwaltungsrats

4.3*	-Wiederwahl von Mats Blom als Mitglied des Verwaltungsrats

4.4*	-Wiederwahl von Calvin W. Roberts als Mitglied des Verwaltungsrats

4.5*	-Wahl von Alain Munoz als Mitglied des Verwaltungsrats

jeweils für eine Amtsdauer von einem Jahr bis zum Abschluss der ordentlichen Generalversammlung 2019.

5*	Wahlen in den Vergütungsausschuss des Verwaltungsrats

Der Verwaltungsrat beantragt die:

5.1*	-Wiederwahl von Armando Anido als Mitglied des Vergütungsausschusses

5.2*	-Wahl von Alain Munoz als Mitglied des Vergütungsausschusses

für eine Amtsdauer von einem Jahr bis zum Abschluss der ordentlichen Generalversammlung 2019.

6*	Wiederwahl der Revisionsstelle

Der Verwaltungsrat beantragt die Wiederwahl von Deloitte AG als Revisionsstelle für das Geschäftsjahr 2018.

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7*	Wiederwahl des unabhängigen Stimmrechtsvertreters

Der Verwaltungsrat beantragt die Wiederwahl von Rechtsanwalt Sandro G. Tobler, Zug, als unabhängigen Stimmrechtsvertreter für eine Amtsdauer von einem Jahr bis zum Abschluss der ordentlichen Generalversammlung 2019.

* Allgemeiner Hinweis: Die Nichtdurchführung der Abstimmung zu Traktandum 1 (vgl. oben) hat zur Folge, dass die ausserordentliche Generalversammlung und damit auch die Abstimmungen zu den Traktanden 2–7 nicht stattfinden. Sollte der Verwaltungsrat die Generalversammlung absagen, würde dies unmittelbar vor dem geplanten Datum der Generalversammlung mittels Pressemitteilung öffentlich bekanntgegeben werden. Der Verwaltungsrat würde alsdann eine ordentliche Generalversammlung der Gesellschaft einberufen. Im Falle einer Durchführung und Zustimmung von Traktandum 1 (Fusion) werden die Abstimmungen zu Traktanden 2–7 durchgeführt und die Ergebnisse zu Traktanden 3–7, vorbehältlich des Vollzugs der Fusion, auf Stufe der übernehmenden Gesellschaft Auris NewCo sinngemäss umgesetzt. Die betreffenden Beschlussfassungen der separaten Generalversammlung der Auris NewCo würden unmittelbar vor der Eintragung der Fusion entsprechend dem Stimmergebnis der Generalversammlung der Auris Medical Holding AG erfolgen.

Zug, 9. Februar 2018

Für den Verwaltungsrat

// Thomas Meyer, Präsident und CEO

Invitation to Extraordinary General Meeting of Auris Medical Holding AG	Page 9 of 11

Organisatorische Hinweise

A.	Dokumentation

Die Fusionsdokumentation, der Vergütungsbericht der Auris Medical Holding AG für das Geschäftsjahr 2017 sowie den dazugehörigen Bericht der Revisionsstelle können unter der Rubrik “Investors” unserer Website (www.aurismedical.com) eingesehen werden.

B.	Einladung und Persönliche Teilnahme

An der Generalversammlung teilnahme- und stimmberechtigt sind die am 5. März 2018 um 16 Uhr EDT im Aktienbuch unseres Transfer Agents, American Stock Transfer & Trust Company, LLC, eingetragenen Aktionäre. Die Einladung und das Vollmachtsformular werden am 12. Februar 2018 an die am 9. Februar 2018 im Aktienbuch eingetragenen Aktionäre versandt. Aktionäre, die sich nach dem 9. Februar 2018 im Aktienbuch eintragen lassen, erhalten die Einladung nach dem 12. Februar 2018.

Aktionäre, die persönlich an der Generalversammlung teilnehmen, müssen sich am Eingang mit dem Vollmachtsformular und einem gültigen Personal¬ausweis ausweisen.

C.	Vollmachten

Aktionäre, die nicht persönlich an der Generalversammlung teilnehmen, können:

(a)       dem unabhängigen Stimmrechtsvertreter, Herrn RA Sandro Tobler, Schnurrenberger, Tobler, Gnehm & Partner, Alpen-strasse 2, 6300 Zug, Schweiz, schriftlich oder elektronisch (vgl. hierzu die Instruktionen auf dem Vollmachtsformular) eine Vollmacht erteilen; oder

(b)       einem anderen Aktionär oder einen Dritten schriftlich eine Vollmacht erteilen.

Vollmachten an den unabhängigen Stimmrechtsvertreter müssen bis zum 7. März 2018, 16 Uhr EDT, beim unabhängigen Stimmrechtsvertreter oder bei Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood NY11717, USA, eingehen. Später eingehende Vollmachten können nicht berücksichtigt werden.

Um elektronisch abzustimmen, besuchen Sie bitte die Website proxyvote.com und folgen den Anweisungen. Sie benötigen eine zwölfstellige Kontrollnummer, die sie Ihrem Vollmachtsformular entnehmen können. Elektronische Vollmachten müssen bis zum 8. März 2018, 16 Uhr EDT, eingehen.

Aktionäre, die dem unabhängigen Stimmrechtsvertreter schriftlich oder elektronisch eine Vollmacht erteilen, sind an der Generalversammlung nicht stimmberechtigt.

D.	Eintragungen im Aktienbuch / Keine Handelsbeschränkung

Informationen zur Eintragung im Aktienbuch sind in der Investor Relations Abteilung unserer Website (www.aurismedical.com) erhältlich. Zwischen dem 5. März 2018, 16 Uhr EDT, und 12. März 2018, 16 Uhr EDT, werden keine Aktionäre mit Stimmrecht im Aktienbuch der Gesellschaft eingetragen. In ihrer Eigenschaft als Transfer Agent nimmt American Stock Transfer & Trust Company, LLC Eintragungen und Löschungen im Aktienbuch auch während der Registersperre vor.

Die Eintragung der Aktionäre zum Zweck der Stimmabgabe hat keinen Einfluss auf den Handel mit Auris Medical Aktien, die von den eingetragenen Aktionären vor, während oder nach der Generalversammlung gehalten werden.

E.	Aktien in “Street Name”

Der Stichtag für Aktien, die treuhänderisch gehalten werden, ist der 9. Februar 2018. Die wirtschaftlich Berechtigten beachten in Bezug auf die Ausübung der Stimmrechte die Weisungen ihrer Bank, Broker oder Treuhänder. Wirtschaftlich Berechtigte, die persönlich an der Generalver-sammlung teilnehmen wollen, benötigen eine Vollmacht der Organisation, die ihre Aktien hält. Die Vollmacht muss zusammen mit einem gültigen Personalausweis am Eingang zur Generalversammlung vorgewiesen werden.

Wirtschaftlich Berechtigte, die keine Vollmacht von Ihrem Treuhänder erhalten haben, sind nicht berechtigt, die Aktien zu vertreten und an der Generalversammlung teilzunehmen.

F.	Weitere Informationen

Das Aktienkapital der Gesellschaft beträgt aktuell CHF 24‘469‘555.60, eingeteilt in 61‘173‘889 Namenaktien mit einem Nennwert von je CHF 0.40. Im Zuge der Fusion wird das Aktienkapital der übernehmenden Gesellschaft (Auris Medical NewCo Holding AG, dannzumal Auris Medical Holding AG firmierend) CHF 122‘347.76 betragen, eingeteilt in 6‘117‘388 Namenaktien mit einem Nennwert von je CHF 0.02 (vorbehältlich von Anpassungen/Adjustierung, vgl. oben unter „Information betreffend Einsichtsrecht“). Das genehmigte Aktienkapital der Gesellschaft beträgt aktuell CHF 2'122‘326.00, was bis zum 13. April 2019 zur Ausgabe von bis zu 5‘305‘815 Namenaktien mit einem Nennwert von je CHF 0.40 berechtigt. Im Zuge der Fusion wir das genehmigte Aktienkapital der übernehmenden Gesellschaft CHF 61,000.00 betragen, was bis zum 29. Januar 2020 zur Ausgabe von bis zu 3,050,000 Namenaktien mit einem Nennwert von je CHF 0.02 berechtigt. Das bedingte Aktienkapital (für Finanzierungszwecke) der Gesellschaft beträgt, gemäss den aktuellen Statuten der Gesellschaft, CHF 6‘260‘000.00, was die Ausgabe von bis zu 15‘650‘000 Namenaktien mit einem Nennwert von je CHF 0.40 ermöglicht. Im Zuge der Fusion wird das bedingte Aktienkapital (für Finanzierungszwecke) der übernehmenden Gesellschaft CHF 42,700.00 betragen, was die Ausgabe von bis zu 2‘135‘000 Namenaktien mit einem Nennwert von je CHF 0.02 ermöglicht (vorbehältlich von Anpassungen/Adjustierung). Das bedingte Aktienkapital (für Beteiligungspläne) der Gesellschaft beträgt, gemäss den aktuellen Statuten der Gesellschaft, CHF 2'600‘000.00, was die Ausgabe von bis zu 6'500‘000 Namenaktien mit einem Nennwert von je CHF 0.40 ermöglicht. Im Zuge der Fusion wird das bedingte Aktienkapital (für Beteiligungspläne) der übernehmenden Gesellschaft CHF 18‘300.00 betragen, was die Ausgabe von bis zu 915'000 Namenaktien mit einem Nennwert von je CHF 0.02 ermöglicht.

Invitation to Extraordinary General Meeting of Auris Medical Holding AG	Page 10 of 11

Im Zusammenhang mit der geplanten Fusion hat die Eidgenössische Steuerverwaltung die Position vertreten (auf Grundlage eines Steuerrulings), dass infolge der Fusion und der daraus resultierenden Reduktion des Nennwertes der Aktien die Kapitaleinlagereserven der übernehmenden Gesellschaft teilweise reduziert und der entsprechende Betrag umgebucht werden muss. Die übernehmende Gesellschaft beabsichtigt nicht, in der näheren Zukunft Ausschüttungen vorzunehmen. Sollte jedoch die Position der Steuerbehörden als massgebend betrachtet werden, so ist es wahrscheinlich, dass jegliche Ausschüttungen aus dem umgebuchten Betrag aus Schweizer steuerrechtlicher Sicht als steuerbare Dividende betrachtet würden. Sollte die übernehmende Gesellschaft jemals die Ausschüttung von Dividenden beschliessen, so würde sie die im Steuerruling vertretene Position voraussichtlich anfechten.

Fragen:

Bei Fragen zur Generalversammlung wenden Sie sich bitte an:

Auris Medical Holding AG

zHd Investor Relations

Bahnhofstrasse 21

6300 Zug, Schweiz

Tel. +41 41 729 71 94

investors@aurismedical.com

Invitation to Extraordinary General Meeting of Auris Medical Holding AG	Page 11 of 11